Mail Stop 3720

March 20, 2007

Mr. Eli Gendler
Chief Financial Officer
Vocaltec Communications Ltd.
60 Medinat Hayehudim Street
Herzliya
Israel

      RE: **Vocaltec Communications, Ltd.**
              Form 20-F for the Year ended December 31, 2005
              Filed April 21, 2006
              File No. 000-27648

Dear Mr. Gendler:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director